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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                      Pacific Gateway Exchange Incorporated
                        ---------------------------------

                                (Name of Issuer)

                                  Common Stock
                        ---------------------------------

                         (Title of Class of Securities)

                                    694327107
                        ---------------------------------

                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [  ]Rule 13d-1(b)
         [  ]Rule 13d-1(c)
         [X]Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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
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                                              GENERAL REPORTING RULES

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CUSIP No.  694327107           13G                             Page 2 of 6 Pages

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(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification Nos. of Above Persons.

         KDD America, Inc.
         13-3522662
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(2)      Check the Appropriate Box if a Member of a Group             (a) [ ]
                                                                      (b) [ ]

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(3)      SEC Use Only

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(4)      Citizenship or Place of Organization

         New York
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Number of Shares            (5) Sole Voting Power    1,800,000
  Beneficially              ----------------------------------------------------
  owned by                  (6) Shared Voting Power  0
  Each Reporting            ----------------------------------------------------
  Person With               (7) Sole Dispositive Power  1,800,000
                            ----------------------------------------------------
                            (8) Shared Dispositive Power  0

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(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,800,000
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(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [ ]


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(11)     Percent of Class Represented by Amount in Row (9)

         9.5%
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(12)     Type of Reporting Person

         CO
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                                                               Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  Pacific Gateway Exchange, Inc.

Item 1(b)         Address of Issuer's Principal Executive Office:

                  533 Airport Blvd., Suite 505
                  Burlingame, CA 94010

Item 2(a)         Name of Person Filing:

                  KDD America, Inc.

Item 2(b)         Address of Principal Office:

                  375 Park Avenue
                  New York, NY 10152

Item 2(c)         Citizenship:

                  New York

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  694327107

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a: Not
                  Applicable.

                  (a) Broker or dealer registered under section 15 of the Act.

                  (b)      Bank as defined in section 3(a)(6) of the Act.

                  (c) Insurance company as defined in section 3(a)(19) of the Act.

                  (d)      Investment company registered under section 8 of the
                           Investment Company Act of 1940.
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                                                               Page 4 of 6 Pages

                  (e)      An investment adviser in accordance with
                           Section 240.13d-1(b)(1)(ii)(E).

                  (f) An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

                  (g) A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

                  (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

                  (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

                  (j)      Group, in accordance with
                           Section 240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Section 240.13d-1(c), check this box [ ].


Item 4.           Ownership:

                  (a)      Amount Beneficially owned: 1,800,000

                  (b)      Percent of Class: 9.5%

                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    1,800,000

                           (ii)     shared power to vote or to direct the vote:
                                    0

                           (iii)    sole power to dispose or to direct the
                                    disposition of: 1,800,000

                           (iv) shared power to dispose or to direct the disposition of: 0


Item 5.  Ownership of Five Percent or Less of a Class: Not Applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         Not Applicable.
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                                                               Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not
         Applicable.


Item 8.  Identification and Classification of Members of the Group: Not
         Applicable.


Item 9.  Note of Dissolution of the Group: Not Applicable.


Item 10. Certification: Not Applicable.
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                                                               Page 6 of 6 Pages


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 /s/ Akio Nozaka
                                                 -------------------------------
                                                 Name: Akio Nozaka
                                                 Title: Executive Vice President

Dated:  March 23, 1998